LEAF Asset Management, Inc.
August 11, 2008
OVERNIGHT MAIL
Mr. Dietrich King
United States Securities and
        Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	LEAF Equipment Finance Fund 4, L.P. (the “Fund”)
SEC File No. 333-149881

Dear Mr. King:
     This letter is pursuant to your comment letter dated April 17, 2008, for the above-referenced filing. LEAF Asset Management, LLC (the Fund’s “General Partner”) acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of the registrant we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern time, on August 12, 2008, or as soon thereafter as practicable. Because there has been no distribution of preliminary prospectuses to prospective investors, there will be compliance with the 48 hour rule under Rule 15c2-8 of the Securities Exchange Act of 1934.
     The registrant acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.
     Please contact Wallace W. Kunzman, Jr. or Gerald A. Bollinger if you have any questions or comments.

Very truly yours, LEAF ASSET MANAGEMENT, LLC
/s/ Miles Herman
Miles Herman, Chief Operating Officer

cc:	Mr. Dan Courtney
110 S. Poplar Street • Suite 101 • Wilmington, DE • 19801

Chadwick Securities, Inc.
1845 Walnut Street
Suite 1000
Philadelphia, PA 19103
August 11, 2008
FEDERAL EXPRESS
Mr. Dietrich King
United States Securities and
        Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	LEAF Equipment Finance Fund 4, L.P. (the “Fund”)
SEC File No. 333-149881

Dear Mr. King:
     This letter is pursuant to your comment letter dated April 17, 2008, for the above-referenced filing. Chadwick Securities, Inc. (the Fund’s “Dealer-Manager”) acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of the registrant we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern time, on August 12, 2008, or as soon thereafter as practicable. Because there has been no distribution of preliminary prospectuses to prospective investors, there will be compliance with the 48 hour rule under Rule 15c2-8 of the Securities Exchange Act of 1934.
     The registrant acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Mr. Dietrich King
United States Securities and
        Exchange Commission
August 11, 2008

     Please contact Wallace W. Kunzman, Jr. or Gerald A. Bollinger if you have any questions or comments.

Very truly yours, CHADWICK SECURITIES, INC.
/s/ Darshan V. Patel
Darshan V. Patel, President